UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                              24/7 REAL MEDIA, INC.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    910314104
                                    ---------
                                 (CUSIP Number)

                                 Susanne McNeil
                          PubliGroupe USA Holding, Inc.
                       11100 Santa Monica Blvd., Suite 550
                          Los Angeles, California 90025
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Brad Schwartzberg, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800

                                  May 28, 2003
                                  ------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 12 pages

----------------------------
CUSIP No. 910314104         |
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     |
     |                        PUBLIGROUPE USA HOLDING, INC.
     |                             13-3604876
-------------------------------------------------------------------------------
2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) |_|

     |                                                              (b) |_|
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS:
     |                                 OO
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              Delaware
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  0 (SEE ITEM 5)
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |
     BENEFICIALLY     |    |                  12,545,518 (SEE ITEM 5)
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |
     PERSON WITH      |    |                  0 (SEE ITEM 5)
                      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |
                      |    |                  12,545,518 (SEE ITEM 5)
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     |
     |                               12,545,518 (SEE ITEM 5)
-------------------------------------------------------------------------------
12   |       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     |       SHARES:                                               |_|
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     |
     |                                16.9% (SEE ITEM 5)
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON:
     |                                 CO
-------------------------------------------------------------------------------


                               Page 2 of 12 pages

----------------------------
CUSIP No. 910314104         |
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     |
     |                        PUBLIGROUPE S.A.
     |
-------------------------------------------------------------------------------
2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) |_|

     |                                                              (b) |_|
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS:
     |                                 OO
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              Switzerland
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  0 (SEE ITEM 5)
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |
     BENEFICIALLY     |    |                  12,545,518 (SEE ITEM 5)
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |
     PERSON WITH      |    |                  0 (SEE ITEM 5)
                      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |
                      |    |                  12,545,518 (SEE ITEM 5)
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     |
     |                               12,545,518 (SEE ITEM 5)
-------------------------------------------------------------------------------
12   |       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     |       SHARES:                                               |_|
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     |
     |                                16.9% (SEE ITEM 5)
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON:
     |                                 CO
-------------------------------------------------------------------------------


                               Page 3 of 12 pages

     This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D dated July 18, 2002 (the "Schedule 13D") filed by PubliGroupe S.A., a corporation organized under the laws of Switzerland, and its wholly owned subsidiary, PubliGroupe USA Holding, Inc. ("PubliGroupe USA"), relates to the common stock, $.01 par value per share (the "Common Stock"), of 24/7 Real Media, Inc., a Delaware corporation (the "Issuer"). This Amendment is filed jointly by PubliGroupe S.A. and PubliGroupe USA. All capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to a letter agreement dated May 23, 2003 among the Issuer, Real Media and PubliGroupe USA (the "Letter Agreement"), PubliGroupe USA agreed to surrender for cancellation two promissory notes of the Issuer in the aggregate principal amount of $3,000,000, a promissory note of Real Media in the principal amount of $4,500,000 (the "Real Media Note"), and the Issuer's guarantee of the Real Media Note in exchange for a cash payment of $1,500,000 and 4,800,000 shares of Common Stock.


Item 5.   Interest in Securities of the Issuer.

     (a) PubliGroupe USA beneficially and directly owns 12,545,518 shares of Common Stock (the "Shares"), or 16.9% of the outstanding Common Stock. This percentage has been calculated using information in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, which reported that there were 69,368,612 shares of Common Stock outstanding at May 12, 2003.

          PubliGroupe S.A. beneficially owns all of the outstanding capital stock of PubliGroupe USA.

     (b)  By virtue of  PubliGroupe  USA's  direct  ownership  of the Shares and
          PubliGroupe S.A.'s ownership and control of PubliGroupe USA, PubliGroupe S.A. and PubliGroupe USA may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares. Neither of the Reporting Persons may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of the Shares.

     (c) Except as described above, the Reporting Persons have not, nor, to their knowledge, has any of the persons named in Schedule A or Schedule B hereto, effected any transactions in shares of the Issuer's Common Stock during the past 60 days or the period of 60 days preceding the date on which this Schedule 13D was required to be filed.

     (d)  Not applicable.

     (e)  Not applicable.


                               Page 4 of 12 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to the Letter Agreement, PubliGroupe USA and the Issuer amended the Lock-up and Standstill Agreement dated October 30, 2001 between them and PubliGroupe S.A. (the "Lock-up Agreement")to delete the provisions thereof restricting sales of Common Stock by PubliGroupe USA and its subsidiaries and substituting therefor PubliGroupe USA's agreement that it will not sell more than 1,000,000 shares of Common Stock on any trading day or more than 5,000,000 shares of Common Stock in any calendar month except with the prior written consent of the Issuer and except for any private sale, transfer or disposition by PubliGroupe USA of any shares of Common Stock to a third party. The parties also modified the standstill provision of the Lock-up Agreement to permit
PubliGroupe USA to acquire the 4,800,000 shares of Common Stock issued to it pursuant to the Letter Agreement.

          The Lock-up Agreement also contains the agreement of PubliGroupe USA to appear at all meetings of the Issuer's stockholders or cause the Shares to be present for purposes of establishing a quorum, and to vote the Shares in the manner recommended by the Issuer's board of directors in connection with any matter upon which the approval of the Issuer's stockholders is sought.


Item 7.   Material to be Filed as Exhibits.

          1. Letter Agreement between PubliGroupe USA Holding, Inc. and 24/7 Media, Inc. (filed herewith).


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     May 30, 2003


                                                PUBLIGROUPE USA HOLDING, INC.


                                                By: /s/ Michael Sultan
                                                   ----------------------------
                                                    Name: Michael Sultan
                                                    Title: Assistant Secretary


                               Page 5 of 12 pages

                                                PUBLIGROUPE S.A.


                                                By: /s/ Jean-Denis Briod
                                                   ----------------------------
                                                    Name:  Jean-Denis Briod
                                                    Title:  Secretary-General


                                                By: /s/ Hans-Peter Rohner
                                                   ----------------------------
                                                    Name:  Hans-Peter Rohner
                                                    Title:  Chief Executive
                                                            Officer


                               Page 6 of 12 pages